                                                                    EXHIBIT 99.2

             IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

      The Company wishes to caution readers that the following important factors, among others, in some cases have affected the Company's results and in the future could cause actual results and needs of the Company to vary materially from forward-looking statements made from time to time by the Company on the basis of management's then-current expectations. The businesses in which the Company is engaged are in rapidly changing and competitive markets and involve a high degree of risk, and accuracy with respect to forward looking projections is difficult.

Risks Relating to Our Risk Management Business

Our results may fluctuate as a result of cyclical changes in the property and casualty insurance industry.

      We generate a significant portion of our total revenues through our property and casualty insurance subsidiaries. The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability could be affected significantly by:

      . increases in costs occurring after the time our insurance products are priced;

      . competitive and regulatory pressures which may affect the prices of our products and the nature of the risks covered;

      . volatile and unpredictable developments, including severe weather catastrophes;

      . legal, regulatory and socio-economic developments, such as new theories of insurer liability and related claims, increases in the size of jury awards, and increases in construction, automobile repair and medical and rehabilitation costs;

      . fluctuations in interest rates, inflationary pressures, default rates and other factors that affect investment returns; and

      . other general economic conditions and trends that may affect the adequacy of reserves.

      The demand for property and casualty insurance can also vary significantly based on general economic conditions, rising as the overall level of economic activity increases and falling as such activity decreases. The fluctuations in demand and competition could produce underwriting results that would have a negative impact on our results of operations and financial condition.

Actual losses from claims against our property and casualty insurance subsidiaries may exceed their reserves for claims.

      Our property and casualty insurance subsidiaries maintain reserves to cover their estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability. Rather, reserves represent estimates, involving actuarial projections at a given time, of what they expect the ultimate settlement and administration of claims will cost based on facts and circumstances then known to them, predictions of future events, estimates of future trends in claims frequency and severity and judicial theories of liability, costs of repair and replacement, legislative activity and other factors.

      The inherent uncertainties of estimating reserves are greater for certain types of property and casualty insurance lines. These include workers' compensation, where a longer period of time may elapse before a definitive determination of ultimate liability may be made, and environmental liability, where the technological, judicial and political climates involving these types of claims are changing.

      We regularly review our reserving techniques, reinsurance and the overall adequacy of our reserves based upon:

      . our review of historical data, legislative enactments, judicial decisions, legal developments in imposition of damages, changes in political attitudes and trends in general economic conditions;

      .     our review of per claim information;

      . historical loss experience of our property and casualty insurance subsidiaries and the industry as a whole; and

      . the relative short-term nature of most of our property and casualty insurance policies.

      Because setting reserves is inherently uncertain, we cannot provide assurance that the existing reserves or future reserves established by our property and casualty insurance subsidiaries will prove adequate in light of subsequent events. Our results of operations and financial condition could therefore be materially affected by adverse loss development for events that we insure.

Due to our geographical concentration in our Risk Management business, changes in the economic, regulatory and other conditions in the regions where we operate could have a significant negative impact on our business as a whole.

      We generate a significant portion of our property and casualty insurance net premiums written and earnings in Michigan, Massachusetts and other states in the Northeast, including Connecticut, Maine, New York, New Jersey, New Hampshire, Rhode Island and Vermont. In the year ended December 31, 2001, approximately 36% and 16% of our net written premium in our Risk Management business was generated in the states of Michigan and Massachusetts, respectively. The revenues and profitability of our property and casualty insurance subsidiaries are therefore subject to prevailing economic, regulatory, demographic and other conditions, including adverse weather, in Michigan and the Northeast. Because of our strong regional focus, our business as a whole could be significantly affected by changes in the economic, regulatory and other conditions in the regions where we transact business.

Catastrophe losses could materially reduce our profitability or cash flow.

      Our property and casualty insurance subsidiaries are subject to claims arising out of catastrophes that may have a significant impact on their results of operations and financial condition. We may experience catastrophe losses which could have a material adverse impact on our business. Catastrophes can be caused by various events including hurricanes, earthquakes, tornadoes, wind, hail, fires, severe winter weather, sabotage, terrorist actions and explosion. The frequency and severity of catastrophes are inherently unpredictable.

      The extent of gross losses from a catastrophe is a function of two factors: the total amount of insured exposure in the area affected by the event and the severity of the event. The extent of net losses depends on the amount and collectibility of reinsurance.

      Although catastrophes can cause losses in a variety of property and casualty lines, homeowners and commercial property insurance have, in the past, generated the vast majority of our catastrophe-related claims. Our catastrophe losses have historically been principally weather related, particularly snow and ice damage from winter storms.

      We purchase catastrophe reinsurance as protection against catastrophe losses. Based upon our review of our reinsurers' financial statements and reputations in the reinsurance marketplace, we believe that the financial condition of our reinsurers is sound. However, reinsurance is subject to credit risks, including those resulting from over-concentration within the industry. The availability, scope of coverage and cost of reinsurance could be adversely affected by the losses incurred from the September 11, 2001 terrorist attacks and the perceived risks associated with possible future terrorist activities. We cannot currently estimate the impact of these events on us. We also cannot provide assurance that our current reinsurance will be adequate to protect us against future catastrophe losses or that reinsurance will continue to be available to us at commercially reasonable rates or with coverage provisions reflective of the risks underwritten in our primary policies.

We may incur financial losses resulting from our participation in shared market mechanisms and mandatory and voluntary pooling arrangements.

      As a condition to conducting business in several states, our property and casualty insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements. These arrangements are designed to provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage voluntarily provided by private insurers. We cannot predict whether our participation in these shared market mechanisms or pooling arrangements will provide underwriting profits or losses to us. In 2001, 2000, and 1999, we incurred an underwriting loss from participation in these mechanisms and pooling arrangements of $20.1 million, $26.1 million, and $24.2 million, respectively. We may face similar losses in the future.

      In addition, we may be adversely affected by liabilities resulting from our previous participation in certain voluntary assumed reinsurance pools, including accident and health reinsurance pools. We discontinued our participation in such pools in 1998, but remain subject to claims from periods in which we participated as well as for certain continuing obligations in a limited number of accident and health pools that we were prohibited from exiting in full. Although the accident and health assumed reinsurance business has suffered substantial losses during the past several years, we believe that our reserves appropriately reflect both current claims and unreported losses. However, due to the inherent volatility in this business, possible issues related to the enforceability of reinsurance treaties in the industry and to its recent history of increased losses, we cannot provide assurance that our current reserves are adequate or that we will not incur losses in the future. Although we have discontinued participation in these reinsurance pools as described above, we may become subject to claims related to prior years or from pools we could not exit in full. Our operating results and financial position may be harmed from liabilities resulting from any such claims.

Our profitability could be adversely affected by periodic changes to our relationships with our agencies.

      Our Risk Management segment reviews our agencies from time to time to identify those that do not meet our profitability standards or are not strategically aligned with our business. Following these periodic reviews, we may restrict such agencies' access to certain types of policies or terminate our relationship with them, subject to applicable contractual and regulatory requirements to renew certain policies for a limited time. For example, we recently identified approximately 700 agencies with whom we plan to either limit or terminate our relationship. Although we currently anticipate a decline of approximately $170 million in our annual written premium in 2002 as a result of these actions, we expect our overall profitability to improve over time as a result of expected lower losses incurred. However, we cannot be sure that we will achieve the desired results from these measures, and our failure to do so could negatively affect our operating results and financial position.

Risks Relating to Our Asset Accumulation Business

Interest rate fluctuations could negatively affect our profitability.

      Some of our products, including guaranteed investment contracts, funding agreements, the general account options in our variable products, traditional whole and universal life insurance and fixed annuities expose us to the risk that changes in interest rates will reduce our "spread", or the difference between the amounts that we are required to pay under the contracts and the rate of return we are able to earn on our general account investments intended to support our obligations under the contracts. Declines in our spread from these products or other spread businesses we conduct could have a material adverse effect on our business or results of operations.

      In periods of increasing interest rates, we may not be able to replace the assets in our general account investment portfolios with higher yielding assets needed to fund the higher crediting rates necessary to keep our interest sensitive products competitive. We therefore may have to accept a lower spread and thus lower profitability or face a decline in sales and greater loss of existing contracts and related assets. In periods of declining interest rates, we may have to reinvest the cash we receive as interest or return of principal on our investments in lower yielding instruments then available. Moreover, borrowers may prepay fixed-income securities, commercial mortgages and mortgage-backed securities in our general account in order to borrow at lower market rates, which increases this risk. Because we are entitled to reset the interest rates on our general account supported life insurance and annuity products and guaranteed investment contracts only at limited, pre-established intervals, and since many of our policies have guaranteed minimum interest or crediting rates, our spreads could decrease and potentially become negative.

      A decline in market interest rates available on investments could also reduce our return from investments of capital that do not support particular policy obligations, which could have a material adverse effect on our results of operations.

Increases in interest rates may cause increased surrenders and withdrawal of insurance products.

      In periods of increasing interest rates, policy loans and surrenders and withdrawals of life insurance policies and annuity contracts may increase as policyholders seek to buy products with perceived higher returns. This process may lead to a flow of cash out of our businesses. These outflows may require investment assets to be sold at a time when prices for those assets are lower because of the increase in market interest rates, which may result in realized investment losses. The value of fixed income investments, in particular, tends to fluctuate in an inverse relationship to interest rates. A sudden demand among consumers to change product types or withdraw funds could lead us to sell assets at a loss to meet the demand for funds. In addition, unanticipated withdrawals and terminations also may require us to accelerate the amortization of deferred policy acquisition costs. This would increase our current expenses.

A continued decline or increase in volatility in the securities markets may negatively affect our business.

      Our investment-based and asset management products and services expose us to the risk that sales will continue to decline and lapses in variable life and annuity products and withdrawal of assets from other investment products will increase if, as a result of a continued market downturn, increased market volatility or other market conditions, customers become dissatisfied with their investments. A declining market also leads to lower account balances as a result of decreases in market value of assets under management. In many cases, our fees in these businesses are based on a percentage of the assets we manage and, if account values decline, our fee revenue declines. A declining market also results in a decline in the volume of transactions that we execute for our customers in our brokerage business, and therefore a decline in our commission and fee revenue.

      In addition, the lower account balances that result from a declining securities market particularly affect our variable annuity products that offer guaranteed minimum death benefits, or GMDB. Under certain market conditions, including those we currently face, the assets in an annuitant's account may be insufficient to satisfy our

GMDB obligations at the time of an annuitant's death. In this case, we must satisfy the difference from other cash sources. In the event that a significant number of deaths of such annuitants occur at a time that account balances are decreased as a result of a market downturn, our liquidity, level of statutory capital and earnings would be significantly and adversely affected. During 2001, the GMDB expense increased $10.5 million, primarily due to the recent, sustained decline in the financial markets. If market levels as of December 31, 2001 continue, GMDB expenses in 2002 are expected to increase by $20 million to $25 million over 2001. Approximately one third to one half of this increase will be offset by reduced amortization of deferred policy acquisition costs. Additional declines in the financial markets could further increase this expense.

Actual losses from claims against our life insurance subsidiaries may exceed their reserves for claims.

      For our life insurance and annuity products, we calculate reserves based on assumptions and estimates such as estimated premiums we will receive over the assumed life of policy, the timing of the event covered by the insurance policy, the expected life of the insured or annuitant, the anticipated market performance of underlying investments, the amount of benefits or claims to be paid and the investment returns on the assets we purchase with the premiums we receive. We establish reserves based on assumptions and estimates of mortality and morbidity rates, policy and claim termination rates, benefit amounts, investment returns and other factors. Because setting reserves is inherently uncertain, we cannot provide assurance that our existing reserves or future reserves to support our obligations under our life and insurance annuity products will prove adequate in light of subsequent events. Our results of operations and financial condition could therefore be materially affected by adverse loss development for events that we insure.

We rely heavily on key relationships to market our variable products, and we could lose sales if we are unable to maintain these relationships.

      The future sale of our variable products will depend on our ability to recruit new or retain existing career agents, wholesalers, broker-dealers, partnership and other distribution relationships. For example, our relationship with Scudder is important for marketing our annuity products. For the year ended December 31, 2001, Scudder generated approximately 28% of our annuity product sales, based on statutory premiums and deposits. Competition for such relationships is intense. Our success in marketing our variable products is highly dependent on these relationships and deterioration in them could adversely affect future sales and surrender activities.

We could be adversely affected by litigation regarding insurers' sales practices.

      A number of civil jury verdicts have been returned against life and health insurers in the jurisdictions in which we do business. These cases involved the insurers' sales practices or disclosures, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against the insurer, including material amounts of punitive damages. In some states, juries are given substantial discretion in awarding punitive damages in these circumstances. We, from time to time, are subject to litigation of this type.

Risks Relating to Our Business Generally

Other market fluctuations and general economic, market and political conditions may also negatively affect our business and profitability.

            At December 31, 2001, we held approximately $10.7 billion of investment assets in categories such as fixed maturities, equity securities, mortgage loans and other long-term investments. Our investment returns, and thus our profitability, may be adversely affected from time to time by conditions affecting our specific investments and, more generally, by bond, stock, real estate and other market fluctuations and general economic, market and political conditions. Our ability to make a profit on insurance products, fixed annuities and guaranteed investment products depends in part on the returns on investments supporting our obligations under these products and the value of specific investments may fluctuate substantially depending on the foregoing conditions. We use a variety of strategies to hedge our exposure to interest rate and other market risk. However, hedging strategies are not always available and carry certain credit risks, and our hedging could be ineffective.

            The current uncertainties in the U.S. and international economic and investment climates have adversely affected our businesses and profitability in 2001, and can be expected to continue to do so, unless conditions improve. General uncertainties in our business illustrate this risk. The incomes from 2001 of our Risk Management and Allmerica Financial Services segments decreased by 50.8% and 35.8%, respectively, compared to the same period in 2000.

            Market conditions also affect the value of assets under our employee pension plans. The expense or benefit related to our employee pension plans results from several factors, including changes in the market value of plan assets, interest rates and employee compensation levels. For 2001, we recognized net expenses of $0.3 million related to our employee pension plans. In 2002, we expect a significant increase in such costs due to a decline in the market value of plan assets and interest rates in 2001. Such increased costs could negatively affect our results of operations.

            In addition, debt securities comprise a material portion of our investment portfolio. The issuers of those securities, as well as borrowers under the loans we make, customers, trading counterparties, counterparties under swaps and other derivative contracts and reinsurers, may be affected by the declining market. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons. The current uncertain trend in the U.S. and other economies has resulted in rising investment impairments. Our ability to fulfill our debt and other obligations could be adversely affected by the default of third parties on their obligations owed to us.

We are a holding company and rely on our insurance company subsidiaries for cash flow; we may not be able to receive dividends from our subsidiaries in needed amounts.

      We are a holding company for a diversified group of insurance and financial services companies and our principal assets are the shares of capital stock of our subsidiaries. Our ability to make required debt service payments as well as our ability to pay operating expenses and pay dividends to shareholders, depends upon the receipt of sufficient funds from our subsidiaries.

      The payment of dividends by our insurance company subsidiaries is subject to regulatory restrictions and will depend on the surplus and future earnings of these subsidiaries, as well as the regulatory restrictions. For example, during 2001, we received $100.0 million of dividends from our property and casualty businesses. Additional dividends from our insurance subsidiaries prior to April 2002 would be considered "extraordinary" and would require approval from state regulators. In addition, we have agreed with the Commonwealth of Massachusetts Insurance Commissioner not to receive any dividends from FAFLIC in 2001 without the Commissioner's prior approval. The ability of FAFLIC to make dividends may also be affected by our commitment with the Commonwealth of Massachusetts Insurance Commissioner to maintain a minimum risk-based capital ratio for FAFLIC of 225% until December 31, 2004. In the event that FAFLIC's risk-based capital falls below 225%, the Commissioner has the authority to require FAFLIC to increase the ratio to at least 225% pursuant to a reasonable plan approved by the Commissioner. This ratio is higher than that which we would otherwise be required to maintain under state law and could impede our ability to receive dividends from FAFLIC. We have not received, and cannot depend on receiving, dividends from our life insurance subsidiaries.

      Because of the regulatory limitations on the payment of dividends from our insurance company subsidiaries, we may not always be able to receive dividends from these subsidiaries at times and in amounts necessary to meet our debt and other obligations. The inability of our subsidiaries to pay dividends to us in an amount sufficient to meet our debt service and funding obligations would have a material adverse effect on us.

These regulatory dividend restrictions also impede our ability to transfer cash and other capital resources among our subsidiaries.

      Our dependence on our insurance subsidiaries for cash flow exposes us to the risk of changes in their ability to generate sufficient cash inflows from new or existing customers or from increased cash outflows. Cash outflows may result from claims activity, surrenders, lapses or investment losses. In addition, a shortage of available cash could limit our life and annuity companies' ability to generate product sales (deposits), as most life and annuity sales require immediate cash payments to agents, brokers or other producers upon the sale of the product. Reductions in cash flow from our subsidiaries would have a material adverse effect on our business and results of operations.

Fluctuations in currency exchange rates may adversely affect our financial condition.

      We have investments in securities denominated in foreign currencies. As of December 31, 2001, our investments in foreign currency denominated securities amounted to approximately $22.1 million, based on the exchange ratio prevailing on that date between the U.S. dollar and the relevant foreign currency. We also hold trust obligations backed by funding obligations denominated in foreign currencies. As a result, we are exposed to changes in exchange rates between the U.S. dollar and various foreign currencies, including the Swiss Franc, Japanese Yen, British Pound and the Euro. To the extent these exchange rates fluctuate in the future, our financial condition could be adversely affected.

      We enter into foreign exchange swap contracts and compound foreign currency or interest rate swap contracts from time to time to mitigate risks from foreign currency fluctuations. However, we cannot provide assurance that these measures will be adequate, or that these risks will not adversely affect our business. Furthermore, swap contracts and similar transactions also expose us to credit risk with the counter-party to the transaction.

Our businesses are heavily regulated and changes in regulation may reduce our profitability.

      Our insurance businesses are subject to supervision and regulation by the state insurance authority in each state in which we transact business. This system of supervision and regulation relates to numerous aspects of an insurance company's business and financial condition, including limitations on the authorization of lines of business, underwriting limitations, the ability to terminate agents, supervisory and liability responsibilities for agents and registered representatives, the setting of premium rates, the requirement to write certain classes of business which we might otherwise avoid or charge different premium rates, the establishment of standards of solvency, the licensing of insurers and agents, concentration of investments, levels of reserves, the payment of dividends, transactions with affiliates, changes of control and the approval of policy forms. Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors.

      State regulatory oversight and various proposals at the federal level may in the future adversely affect our ability to sustain adequate returns in certain lines of business. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Products that are also "securities", such as variable life insurance and variable annuities, are also subject to federal and state securities laws and such products and their distribution are regulated and supervised by the Securities and Exchange Commission, the National Association of Securities Dealers, or NASD, and state securities commissions. Our business could be negatively impacted by adverse state and federal legislation or regulation, including those resulting in:

      .     decreases in rates;

      .     limitations on premium levels;

      .     increases in minimum capital and reserve requirements;

      .     benefit mandates;

      .     limitations on the ability to manage care and utilization;

      .     requirements to write certain classes of business;

      .     tax treatment of insurance and annuity products; and

      .     restrictions on underwriting.

We are rated by several rating agencies, and a decline in our ratings could adversely affect our operations.

      Ratings have become increasingly important in establishing the competitive position of insurance companies. Our ratings are important in marketing the products of our insurance companies to our agents and customers, since rating information is broadly disseminated and generally used throughout the industry.

      Our insurance company subsidiaries are rated by A.M. Best and Moody's, and certain of our insurance company subsidiaries are rated for their claims-paying ability by Standard & Poor's and Fitch. These ratings reflect a rating agency's opinion of our insurance subsidiaries' financial strength, operating performance, strategic position and ability to meet their obligations to policyholders. These ratings are not evaluations directed to investors, and are not recommendations to buy, sell or hold our securities. Our ratings are subject to periodic review by the rating agencies and we cannot guarantee the continued retention of our ratings.

Negative changes in our level of statutory surplus could adversely affect our rates and profitability.

      The capacity for an insurance company's growth in premiums is in part a function of its statutory surplus. Maintaining appropriate levels of statutory surplus, as measured by state insurance regulators, is considered important by state insurance regulatory authorities and the private agencies that rate insurers' claims-paying abilities and financial strength. Regulators may require that additional capital be contributed to increase the level of statutory surplus. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by private rating agencies.

      The National Association of Insurance Commissioners, or NAIC, uses a system for assessing the adequacy of statutory capital for life and health insurers and property and casualty insurers. The system, known as risk-based capital, is in addition to the states' fixed dollar minimum capital and other requirements. The system is based on risk-based formulas (separately defined for life and health insurers and property and casualty insurers) that apply prescribed factors to the various risk elements in an insurer's business and investments to report a minimum capital requirement proportional to the amount of risk assumed by the insurer. We believe that any failure to maintain appropriate levels of statutory surplus would have an adverse impact on our rates and profitability.

We are subject to mandatory assessments by state guaranty funds; an increase in these assessments could adversely affect our results of operations and financial condition.

      All fifty states of the United States have insurance guaranty fund laws requiring life and property and casualty insurance companies doing business within the state to participate in guaranty associations. These associations are organized to pay contractual obligations under insurance policies issued by impaired or insolvent insurance companies. The associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Mandatory assessments by state guaranty funds are used to cover losses to policyholders of insolvent or rehabilitated companies and can be partially recovered through a reduction in future premium taxes in many states. During 2001, we had a total assessment of approximately $5.3 million levied against us. These assessments may increase in the future depending upon the rate of insolvencies of insurance companies. An increase in assessments could adversely affect our results of operations and financial condition.

Intense competition could negatively affect our ability to maintain or increase our profitability.

      We compete with a large number of other companies in each of our three principal segments: risk management, financial services and asset management. We compete, and will continue to compete, with national and regional insurers, mutual companies, specialty insurance companies, underwriting agencies and financial services institutions. In recent years, there has been substantial consolidation and convergence among companies in the financial services industry, particularly as the laws separating banking, insurance and securities have been relaxed, resulting in increased competition from large, well-capitalized financial services firms. Many of our competitors have greater financial, technical and operating resources than we do. In addition, competition in the property and casualty insurance markets has intensified over the past several years. This competition may have an adverse impact on our revenues and profitability.

      A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:

      . the enactment of the Gramm-Leach-Bliley Act of 1999, which could result in increased competition from new entrants to our markets;

      . the implementation of commercial lines deregulation in several states;

      . programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other alternative markets types of coverage; and

      . changing practices caused by the Internet, which have led to greater competition in the insurance business in general.

      In addition, we could face heightened competition resulting from the entry of new competitors and the introduction of new products by new and existing competitors. Increased competition could make it difficult for us to obtain new customers, retain existing customers or maintain policies in force by existing customers. It could also result in increasing our service, administrative, policy acquisition or general expense due to the need for additional advertising and marketing of our products. In addition, our administrative or management information systems expenditures could also increase substantially as we try to maintain our competitive position. We cannot provide assurance that we will be able to maintain our current competitive position in the markets in which we operate, or that we will be able to expand our operations into new markets. If we fail to do so, our business could be materially adversely affected.

If we are unable to attract and retain qualified personnel, we may not be able to compete effectively and our operations could be impacted significantly.

      Our future success will be affected by our continued ability to attract and retain qualified executives. Our success depends in large part on our President and Chief Executive Officer, John F. O'Brien, the loss of whom could adversely affect our business. We do not currently have an employment agreement with Mr. O'Brien or any of our key executives.

We cannot be sure that our reinsurers will pay in a timely fashion, if at all.

      We purchase reinsurance by transferring part of the risk that we have assumed (known as ceding) to a reinsurance company in exchange for part of the premium we receive in connection with the risk. As of December

31, 2001, our reinsurance receivable amounted to approximately $1.4 billion. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the reinsured) of our liability to our policyholders or, in cases where we are a reinsurer, to our reinsureds. Accordingly, we bear credit risk with respect to our reinsurers. We cannot be sure that our reinsurers will pay the reinsurance recoverables owed to us currently or in the future or that they will pay such recoverables on a timely basis. Additionally, as discussed above, the availability, scope of coverage, cost, and creditworthiness of reinsurance, could be adversely affected as a result of the September 11, 2001 terrorist attacks and the perceived risks associated with future terrorist activities. We cannot currently estimate the impact of these events on us.

Changes in federal income tax law could make some of our products less attractive to customers and increase our tax costs.

      In June 2001, the Economic Growth and Tax Relief Reconciliation Act of 2001 was enacted. The 2001 Act contains provisions that will, over time, significantly lower individual tax rates. This will have the effect of reducing the benefits of deferral on the build-up value of annuities and life insurance products. The 2001 Act also includes provisions that will eliminate, over time, the estate, gift and generation-skipping taxes and partially eliminate the step-up in basis rule applicable to property held in a decedent's estate. Some of these changes might hinder our life and annuity product sales and result in increased surrender of insurance products. We cannot predict the overall effect on the sales of our products of the tax law changes included in the 2001 Act.

      Congress has, from time to time, also considered other tax legislation that could make our products less attractive to consumers, including legislation that would reduce or eliminate the benefit of the current federal income tax rule under which tax on the build-up value of annuities and life insurance products can generally be deferred until payments are made to our policyholder or other beneficiary and excluded when paid as a death benefit under a life insurance contract.

      Congress, as well as foreign, state and local governments, also consider from time to time legislation that could increase our tax costs. If such legislation is adopted, our consolidated net income could decline.

      We cannot predict whether such legislation will be enacted, what the specific terms of any such legislation will be or how, if at all, it might affect sales of our products.